UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

RIGHTSCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

76658A102

(CUSIP Number)

Robert Steele

3100 Donald Douglas Loop North

Santa Monica, CA 90405

310.584.8494

With Copies To:

Gregory Sichenzia, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

10/28/2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76658A102	13D

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Robert Steele

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a) [ ]

(b) [ ] Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
10,875,000

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
10,875,000

		10	Shared Dispositive Power
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,875,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8%

14	TYPE OF REPORTING PERSON

IN

* Represents 10,875,000 shares of the Issuer’s common stock that are owned directly by Robert Steele.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Rightscorp, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 3100 Donald Douglas Loop North, Santa Monica, CA 90405.

Item 2. Identity and Background.

(a)  Robert Steele is an individual (the “Reporting Person”).

(b  The business address of Mr. Steele is 3100 Donald Douglas Loop North, Santa Monica, CA 90405.

(c)  Mr. Steele is the Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and serves as a Director of the Issuer.

(d)  Mr. Steele has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Mr. Steele has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Steele is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Robert Steele

On January 25, 2013, pursuant to the Agreement and Plan of Merger previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 (the “Merger Agreement”) entered into by and among the Issuer, Rightscorp Merger Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer and Rightscorp, Inc., a Delaware corporation (“Rightscorp Delaware”), the Reporting Person was issued 10,875,000 common shares of the Issuer in exchange for shares of Rightscorp Delaware.

Item 4. Purpose of Transaction.

The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

Mr. Steele beneficially owns 10,875,000 shares of the Issuer’s common stock, which constitutes approximately 15.8% of the 68,797,102 shares of the Issuer’s common stock outstanding as of October 28, 2013. All of such shares are directly owned by Mr. Steele.

Other than the acquisition of the shares reported in this Item 5, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Steele is not the beneficial owner of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 4, 2013	By:	/s/ Robert Steele
	Name:	Robert Steele